ThinkEquity LLC

17 State Street, 41st Fl.

New York, NY 10004

VIA EDGAR

August 7, 2023

Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	Foremost Lithium Resource & Technology Ltd. (the “Company”)
Withdrawal of Acceleration Request - Registration Statement on Form F-1/A, filed on July 31, 2023 (the “Registration Statement”)
File No. 333-272028

Ladies and Gentlemen:

On August 3, 2023, we, as the representative of the underwriters, filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective at 5:00 p.m., Eastern Time, on August 7, 2023, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

THINKEQUITY LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking